Exhibit 3.12

OSHKOSH DEFENSE, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this “Agreement”) is entered into and effective as of 11:57 p.m., Central Daylight Savings Time, on June 30, 2014, by and among Oshkosh Defense, LLC, a Wisconsin limited liability company (the “Company”), and Oshkosh Corporation, a Wisconsin corporation incorporated in June 2014 and the sole member of the Company (the “Member”).

WHEREAS, the Company was formed as a result of filing its Articles of Organization (the “Articles”) with the Wisconsin Department of Financial Institutions pursuant to Chapter 183 of the Wisconsin Statutes (as may be amended from time to time, the “Act”);

WHEREAS, the Member desires to adopt this Agreement as the operating agreement of the Company under the Act to set forth the rights and responsibilities of the Member with respect to the Company and its business and affairs;

WHEREAS, effective as of 11:59 p.m., Central Daylight Savings Time, on June 30, 2014 (the “Effective Time”), Oshkosh Corporation, a Wisconsin corporation incorporated in January 1930 and the ultimate parent entity of the Company (“Oshkosh”), will implement a holding company structure by merging with and into the Company pursuant to Section 180.11045 of the Wisconsin Statutes (the “Merger”);

WHEREAS, at the Effective Time, (a) the separate identity and corporate existence of Oshkosh will cease, (b) the Company will remain a direct, wholly-owned subsidiary of the Member, and (c) the Member will be the ultimate parent entity of the combined business and subsidiaries of Oshkosh as the same existed immediately prior to the Effective Time;

WHEREAS, Section 180.11045(2)(f) requires as a condition to the Merger that, immediately following the Effective Time, this Agreement contain certain provisions set forth in such Section, and the Member desires to include such provisions in Section 3.8 and Section 3.13; and

WHEREAS, the Member intends the Company to be treated as a disregarded entity for United States Federal and Wisconsin State income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
ORGANIZATION AND PURPOSE

1.1.                            Formation.  The Company was organized as a Wisconsin limited liability company by the filing of the Articles pursuant to the Act.

1.2.                            Name.  The name of the Company is “Oshkosh Defense, LLC”.  The name of the Company may be changed from time to time at the discretion of the Board of Managers (as defined below), and the Board of Managers is hereby authorized and empowered to execute and deliver, or direct to be executed and delivered, in the name and on behalf of the Company, any and all documents necessary or appropriate to effect any such name change, including, subject to the Act, articles of amendment to the Articles.

1.3.                            Principal Place of Business.  The principal office and place of business of the Company shall be located at 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903.  The Company may locate its principal office and place of business at any other place or places as the Board of Managers may from time to time deem advisable.

1.4.                            Registered Agent and Registered Office.  The address of the Company’s registered office in the State of Wisconsin is 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903.  The name of the Company’s registered agent at such address is Oshkosh Corporation.  The Company’s registered agent and registered office may be changed from time to time at the discretion of the Board of Managers by filing the name of the new registered agent and/or the address of the new registered office with the appropriate authority as required by the Act.

1.5.                            Term.  The Company shall continue until the winding up of its business is completed following a Dissolution Event (as defined below).

1.6.                            Purpose.  The purpose of the Company shall be to engage in any lawful activity within the purposes for which a limited liability company may be organized under the Act.  The Company may exercise all powers reasonably connected with such activities and businesses that may be legally exercised by limited liability companies under the Act, and the Company may engage in all activities necessary, customary, convenient or incident to any of the foregoing.

1.7.                            Foreign Qualification.  Except as otherwise determined by the Board of Managers, the officers, employees, representatives and agents of the Company shall take all necessary actions to qualify the Company as a foreign limited liability company authorized to transact business in each jurisdiction in which Oshkosh was so qualified immediately prior to the Effective Time.  Thereafter, before or as soon as reasonably practical after the Company transacts business in any jurisdiction other than the State of Wisconsin in a manner that would require the Company to qualify or register to do business in the jurisdiction, the Board of Managers shall direct the officers, employees, representatives and agents of the Company to take all necessary actions to qualify the Company as a foreign limited liability company authorized to transact business in the jurisdiction.

ARTICLE II
RIGHTS AND RESPONSIBILITIES OF THE MEMBER

2.1.                            General.  The rights and responsibilities of the Member shall be as provided in the Articles, this Agreement and the Act.

2.2.                            Member; Capital Contribution; Number of Units.  The name and business address of the Member, the capital contribution made by the Member, and the number of membership interests in the Company issued to the Member in exchange for such capital contribution are set forth on Exhibit A hereto.  The Board of Managers may at any time, without the consent of the Member, authorize the issuance of additional membership interests in the Company or allow the Company to accept any additional contribution from a member.

2.3.                            Additional Capital Contributions.  The Member shall not be required to make any capital contributions to the Company in addition to the capital contribution set forth on Exhibit A.

2.4.                            Interest on Capital Contributions.  Except as otherwise expressly provided in this Agreement, the Member shall not be paid interest on the Member’s capital contributions to the Company.

2.5.                            Units; Preferred Units.  Membership interests in the Company shall be denominated in units.  The Company may issue up to three hundred million (300,000,000) common limited liability company membership interests (“Units”) and up to two million (2,000,000) preferred limited liability company membership interests (“Preferred Units”).  All membership interests in the Company shall be uncertificated.

Subject to the rights of holders of Preferred Units, the Units collectively shall be entitled to exercise all voting rights of members of the Company and all rights to distributions from the Company.  Each Unit shall have identical preferences, limitations, voting and other relative rights.

Preferred Units may be issued in series, and authority is vested in the Board of Managers, from time to time, to establish and designate series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of any series of the Preferred Units, but only with respect to:

(a)                                 the rate or rates distributions to holders of Preferred Units and the preferences, if any, over any other class or series (or of any other class or series over such class or series) with respect to distributions, the terms and conditions upon which and the periods in respect of which distributions shall be payable, whether and upon what conditions such distributions shall be cumulative and, if cumulative, the date or dates from which distributions shall accumulate;

(b)                                 the price and terms and conditions on which Preferred Units may be redeemed;

(c)                                  the amount payable upon Preferred Units in the event of voluntary or involuntary liquidation;

(d)                                 sinking fund provisions for the redemption or purchase of Preferred Units;

(e)                                  the terms and conditions on which Preferred Units may be converted into membership interests in the Company of any other class or series of the same or any other class of membership interests in the Company, if such interests of any series are issued with the privilege of conversion; and

(f)                                   voting rights, if any.

Except as to the matters expressly set forth above, all series of the Preferred Units shall have the same preferences, limitations and relative rights and shall rank equally, share ratably and be identical in all respects as to all matters. All shares of any one series of the Preferred Units shall be alike in every particular.

2.6.                            Limitation of Liability.  Except as otherwise provided by mandatory provisions of the Act, the Member shall not be liable for the debts, liabilities, contracts or any other obligations of the Company solely by reason of being a member of the Company.  Except as otherwise provided by any other agreement to which the Member is a party, or by mandatory provisions of the Act, the Member shall be liable only to make its capital contribution set forth in Section 2.2 and shall not be required to lend any funds to the Company or to make any additional capital contributions.

2.7.                            No Exclusive Duty to Company.  The Member may have other business interests and may engage in other activities in addition to those relating to the Company.  The Company shall not have any right, by virtue of this Agreement, to share or participate in such other activities of the Member or to the income or proceeds derived therefrom.

ARTICLE III
MANAGEMENT

3.1.                            Generally.  The business and affairs of the Company shall be directed, managed and controlled by managers (each, a “Manager”) acting collectively as a board of managers (the “Board of Managers”).  Except as otherwise provided in this Agreement or by mandatory provisions of the Act, the Board of Managers shall have the authority, power and discretion to establish policies and procedures for the Company, to manage, direct, control and dispose of the business, affairs, properties and assets of the Company, to make all decisions regarding the same and to perform any and all other acts or activities customary or incident to the Company’s business without obtaining the consent of the Member, including, but not limited to, directing the activities of any officers or employees of the Company and appointing and removing persons from positions as officers of the Company.  The Board of Managers shall also have the power to adjust and set compensation for all officers and employees of the Company.  Unless authorized to do so by this Agreement or by the Board of Managers, no Manager, officer, employee, attorney-in-fact or other agent of the Company (other than the Member) shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.  Notwithstanding the foregoing, the Member, acting independently of the Board of Managers, shall have the power and authority to bind the Company, to pledge its credit and to render it liable for any appropriate purpose; provided, however, that, except as otherwise expressly set forth in this Agreement or by mandatory provisions of the Act, the consent of the Member shall not be required for any such purpose.  Further, any Manager named in Section 3.3 may sign this Agreement on behalf of the Company without further authorization.

3.2.                            Election of Managers; Eligibility.  Subject to the rights of any holders of Preferred Units, the Managers shall be elected by a majority vote of the Units, with each outstanding Unit representing one vote.  Only a natural person (and not an entity) may serve as a Manager.

3.3.                            Number, Tenure and Qualifications of the Board of Managers.  The initial number of Managers shall be two.  Hereafter, the number of Managers shall be fixed from time to time exclusively by the Board of Managers pursuant to a resolution adopted by the affirmative vote of a majority of the total number of Managers that the Company would have if there were no vacancies.  Managers may, but need not be, a member of the Company.  The initial Managers shall be David M. Sagehorn and Charles L. Szews.

3.4.                            Meetings.  The Board of Managers shall meet from time to time as required to carry on the business and affairs of the Company.  Any Manager may call a meeting of the Board of Managers.  The Manager calling the meeting may designate any place, either within or outside the State of Wisconsin, as the place of meeting for any meeting of the Board of Managers.  Meetings of the Board of Managers may be held in person or by use of any means of communication by which all Managers participating in the meeting may simultaneously hear each other.

3.5.                            Notice of Meetings; Waiver of Notice.  Written notice stating the place, day and hour of the meeting of the Board of Managers and the purpose or purposes for which the meeting is called shall be delivered no fewer than two nor more than 30 days before the date of the meeting to each Manager.  Whenever any notice is required to be given to any Manager under this Agreement or the Act, a written waiver of the notice signed at any time, whether before or after the time of the meeting, by the Manager entitled to such notice shall be deemed equivalent to the giving of such notice.  Presence by a Manager at any meeting of the Board of Managers, either in person or by any other means of communication permitted under Section 3.4, shall be deemed a waiver by such Manager of notice of the meeting.

3.6.                            Quorum.  A majority of the number of Managers specified in or pursuant to Section 3.3 shall constitute a quorum for the transaction of business at any meeting of the Board of Managers.

3.7.                            Manner of Acting.  Except as otherwise required by mandatory provisions of the Act or by this Agreement, the Board of Managers shall act by the affirmative vote of a majority of the Managers present or participating at a meeting of the Board of Managers at which a quorum is present.  For this purpose, each Manager shall have one vote.

3.8.                            Necessary Additional Approvals.

Pursuant to Section 180.11045(2)(f) of the Wisconsin Statutes:

(a)                                 any act, other than the election or removal of Managers, for which approval by the members of the Company would be required under the Act, the Articles or this Agreement may be accomplished only with the additional approval of the shareholders of the Member or any successor to the Member as the holding company for the Company, by the same vote as would be required for approval by the members of the Company under the Act, the Articles or this Agreement;

(b)                                 any act, other than the election or removal of Managers, for which approval of the shareholders of the Company would be required under Chapter 180 of the Wisconsin Statutes if the Company were a corporation may be accomplished only with the additional approval of the shareholders of the Member or any successor to the Member as the holding company for the Company, by the same vote as would be required for approval of the shareholders of the Company under Chapter 180 of the Wisconsin Statutes if the Company were a corporation; and

(c)                                  any amendment of the Articles or this Agreement that would be required under Chapter 180 of the Wisconsin Statutes to be included in the articles of incorporation of the Company if the Company were a corporation, other than an amendment specified in Section 180.1002 of the Wisconsin Statues, may be accomplished only with the additional approval of the shareholders of the Member or any successor to the Member as the holding company for the Company, by the same vote as would be required for approval of the shareholders of the Company under Chapter 180 of the Wisconsin Statutes if the Company were a corporation.

3.9.                            Action Without a Meeting.  Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by all of the Managers and delivered to the Company for inclusion in the records of the Company.

3.10.                     Resignation.  A Manager may resign at any time by delivering written notice to the Company.

3.11.                     Removal.  Subject to the rights of any holders of Preferred Units, a Manager may be removed at any time, with or without cause, by majority vote of the Units.

3.12.                     Vacancies.  Any vacancy occurring in the Board of Managers, including a vacancy created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the Managers then in office, though less than a quorum of the Board of Managers; provided that in case of a vacancy created by the removal of a Manager by a vote of the holders of membership interests in the Company, the holders of membership interests in the Company shall have the right to fill such vacancy; and provided further, that a vacancy filled by the Board of Managers shall be filled by the vote of the remaining Manager(s) elected by the voting group of holders of membership interests in the Company that would be entitled to fill that vacancy.

3.13.                     Duty of Members, Managers.  Pursuant to Section 180.11045(2)(f) of the Wisconsin Statutes, the Managers shall be deemed to have the same fiduciary duties toward the Company and its members as the directors of a corporation have toward the corporation and its shareholders, and the Managers shall be liable for breach of such duties to the same extent as directors of a corporation.  However, no Manager shall be liable for breach of such duties unless it is determined by or on behalf of the Company that the liability resulted from the Manager’s breach or failure to perform a duty as provided in Section 183.0402(1) of the Wisconsin Statutes.  In addition, Section 183.0402(2) of the Wisconsin Statutes shall not apply to the Member or the Managers.

3.14.                     No Exclusive Duty to Company.  Subject to the provisions of Section 3.13, the Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company, including on behalf of the Member.  The Company shall not have any right, by virtue of this Agreement, to share or participate in such other activities of a Manager or to the income or proceeds derived therefrom.

3.15.                     Delegation of Authority.  The Board of Managers may, from time to time, delegate to one or more individuals (who may, but need not be, a member of the Company) such authority and duties as the Board of Managers may deem advisable to carry out the day-to-day business of the Company and may enter into contracts with such individuals for such purpose.  In addition, the Board of Managers may, from time to time, assign titles (including chief executive officer, president, vice president, secretary and treasurer) to any such individuals selected by the Board of Managers.  Unless the Board of Managers specifies otherwise, if the title is one commonly used for officers of a business corporation, then the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made pursuant to this Section 3.15.  Any number of titles may be held by the same individual.  Any delegation pursuant to this Section 3.15 may be revoked at any time by the Board of Managers.  A delegation of authority pursuant to this Section 3.15, or the assignment of a title pursuant to this Section 3.15, shall not, of itself, create any contract or employment rights.

3.16.                     Execution of Documents.  The Member and any authorized Manager, officer or employee of the Company may execute documents or instruments on behalf of the Company, including, but not limited to, agreements, contracts, checks, drafts, mortgages, leases, deeds and bills of sale.  This Section 3.16 relates only to the execution of documents or instruments on behalf of the Company.  Any approval required for such documents or instruments, or the transactions contemplated therein, shall be governed by other Sections of this Agreement.

3.17.                     Reliance.  Any person dealing with the Company may rely on the authority of the Member and any Manager or officer in taking any action that is in the name of the Company without inquiry into the provisions of this Agreement or compliance therewith.

3.18.                     Indemnification. The Company shall, to the maximum extent permitted or required by the Act, indemnify, defend and hold harmless the Member and any Manager or officer the Company (each, an “Actor”) for, from and against any liability, damage, cost, expense (including, without limitation, attorneys’ fees), loss, judgment or amount paid in settlement incurred by the Actor arising out of any claim based upon acts performed or omitted to be performed by or on behalf of the Company, the Member or any Manager, officer or employee of the Company in connection with the business of the Company.  Unless the Board of Managers determines in good faith that an Actor is unlikely to be entitled to indemnification under this Section 3.18, the Company shall pay or reimburse attorneys’ fees of the Actor as incurred, provided that the Actor executes an undertaking, with appropriate security if requested by the Board of Managers, to repay the amount so paid or reimbursed in the event that there is a final determination by a court of competent jurisdiction that the Actor is not entitled to indemnification under this Section 3.18.  An Actor’s right to indemnification and payment or reimbursement of expenses pursuant to this Section 3.18 shall be in addition to and shall not limit or otherwise affect such Actor’s rights to indemnification, payment or reimbursement of expenses, or otherwise pursuant to Article VII (or any successor provision thereto) of the By-Laws of the Member, as the same may be amended from time to time.

The Company shall indemnify an employee of the Company who is not a Manager or officer of the Company or authorized agent of the Company to the extent he or she has been successful on the merits or otherwise in defense of a claim based upon acts performed or omitted to be performed by or on behalf of the Company, the Member or any Manager, officer or employee of the Company, for all reasonable fees, costs, charges, disbursements, attorneys’ fees and any other expenses incurred in defending such claim. The Board of Managers may, in its sole and absolute discretion as it deems appropriate, indemnify (to the extent not otherwise provided for in the preceding sentence) against losses, judgments or amounts paid in settlement incurred by, and/or provide for the payment or reimbursement of expenses of, an employee or authorized agent of the Company acting within the scope of his or her duties as such and who is not otherwise a Manager or officer.

3.19.                     Mergers.  The Board of Managers is authorized to approve the Merger and related transactions as relates to the Company, without approval by the Member.  Also, the Board of Managers is authorized to approve any other merger without approval by the Member if the Board of Managers concludes that approval of the shareholders of the Company would not be required for such merger under Chapter 180 of the Wisconsin Statutes if the Company were a corporation.

ARTICLE IV
DISSOLUTION AND TERMINATION

4.1.                            Dissolution.  The Company shall be dissolved upon the occurrence of any of the following events (each, a “Dissolution Event”):

(a)                                 a written agreement to dissolve is signed by the Member or any Manager at the direction of the Board of Managers; or

(b)                                 the entry of a decree of judicial dissolution of the Company pursuant to Section 183.0902 of the Act.

Notwithstanding any non-mandatory provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

4.2.                            Effect of Dissolution.  Upon a Dissolution Event, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business (including the sale or distribution of Company assets in an orderly manner), and such assets shall be applied in the manner and in the order of priority set forth in Section 183.0905 of the Act.  As soon as reasonably practicable following the occurrence of a Dissolution Event, an authorized representative of the Company shall execute articles of dissolution in such form, and shall file such articles in such manner, as is prescribed by the Act.

ARTICLE V
MISCELLANEOUS PROVISIONS

5.1.                            Entire Agreement.  This Agreement, including Exhibit A hereto, constitutes the entire agreement regarding the terms and operations of the Company, except as amended pursuant to the requirements of this Agreement, and supersedes all prior and contemporaneous agreements, statements, understandings and representations of the parties.

5.2.                            Amendments.  Subject to Section 3.8(c), this Agreement may be amended by a written instrument executed by the Member or by a Manager at the direction of the Board of Managers, except that Exhibit A hereto may be amended from time to time by the Member, any Manager at the direction of the Board of Managers or any authorized officer of the Company to reflect the issuance or redemption of any membership interests in the Company including without limitation the terms of any Preferred Units.  Without limitation, where the Act allows an operating agreement to include a provision that alters a result that would otherwise follow under the Act, this Agreement may be amended pursuant to this Section 5.2 to include such provision.

5.3.                            Choice of Law and Severability.  This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the State of Wisconsin, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.  If any provision of this Agreement shall be contrary to the laws of Wisconsin or any other applicable law, at the present time or in the future, such provision shall be deemed null and void, but this shall not affect the legality of the remaining provisions of this Agreement.  This Agreement shall be deemed to be modified and amended so as to be in compliance with applicable law, including Section 180.11045 of the Wisconsin Statutes, and this Agreement shall then be construed in such a way as will best serve the intention of the parties at the time of the execution of this Agreement.

5.4.                            Captions, Gender, References, and Number.  The captions in this Agreement are inserted only as a matter of convenience and in no way affect the terms or intent of any provision of this Agreement.  The words such as “herein”, “hereinafter”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.  The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.  The word “or” is not exclusive.  All references to “Section” or “Article” shall be construed to mean the corresponding Section or Article in this Agreement, unless clearly indicated to the contrary.  Any reference to a person or entity includes, as the context may require, a reference to any predecessor or successor.  The terms “including” and “include” shall mean “including without limitation” and “include without limitation”, respectively.

5.5.                            Third-Party Beneficiaries.  Nothing in this Agreement shall be construed to give any person or entity other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to provisions of this Agreement, except for (a) claims made regarding the authority to act on behalf of the Company pursuant to the provisions of Section 3.17, and (b) the indemnification rights granted pursuant to Section 3.18.  In particular, but without limitation, the provisions of this Agreement are not for the benefit of, and may not be enforced by, any creditors of the Company, other than the Member (if applicable).

5.6.                            Counterparts.  This Agreement may be executed by signature pages exchanged via facsimile or other electronic transmission and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.